Exhibit 99.1

Re: Update Regarding Increase of Registered Capital

Ramat Gan, Israel – June 24, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company previously reported that on May 23, 2019, the Company’s shareholders did not approve the proposal to increase the Company’s registered capital from 50,000,000 to 150,000,000 ordinary shares but that it petitioned the District Court in Tel Aviv-Jaffa (the “Court”). The Company requested the Court to allow the Company not to count as if Internet-Gold Golden Lines Ltd., the Company’s parent (“IGLD”), voted against the proposal, and to permit the Company to declare that the Company’s shareholders, at the Extraordinary General Meeting on May 23, 2019, approved the proposal by the requisite majority. As we reported on June 16, 2019, the Court proposed that if approval by the debenture holders is obtained by the majority requested by Searchlight Capital Partners (the “Debenture Holders Approval”), IGLD will agree to increase the authorized capital by amending the resolution as voted by the Company’s shareholders on May 23, 2019.

Now that the Debenture Holders Approval was obtained, and according to the Court’s procedural arrangement, the Company will increase the authorized registered capital and will ask the Israeli Registrar of Companies to update its records accordingly.

The Company thanks all the parties involved in this important process of increasing the authorized registered capital of the Company.

Notes:

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements:

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.